McGuireWoods LLP 201 North Tryon Street Suite 3000 Charlotte, NC 28202-2146 Phone: 704.343.2000 Fax: 704.343.2300 www.mcguirewoods.com David S. Wolpa Direct: 704.343.2185	dwolpa@mcguirewoods.com Fax: 704.343.2300

May 7, 2021

VIA EDGAR AND E-MAIL

Ms. Alan Campbell
Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cleveland BioLabs, Inc. Registration Statement on Form S-4 File No. 333-253111

Dear Mr. Campbell:

On behalf of Cleveland BioLabs, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the registration statement on Form S-4 filed with the Commission on February 16, 2021 (the “Registration Statement”) contained in your letter dated February 25, 2021 (the “Comment Letter”).  We note that, in connection with this letter, the Company is filing an amendment to the Registration Statement (the “Amendment No. 1”) electronically via the EDGAR system on the date hereof to respond to the Staff’s comments.

For the Staff’s convenience, the text of the Staff’s comments are set forth below in bold and correspond to the numbered comments contained in the Comment Letter, followed by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-4

Material U.S. Federal Income Tax Consequences of the Merger, page 133

1.	Please include a tax opinion or provide us an analysis explaining why one is not required. Refer to Item 601(b)(8) of Regulation S-K and Sections IIIA.2 and III.B. of Staff Legal Bulletin 19.

In response to the Staff’s comment, the Company has included a tax opinion of its counsel as an exhibit to Amendment No. 1.

Cleveland BioLabs Executive Compensation, page 163

2.	Please revise to provide the executive compensation information for the fiscal year ended December 31, 2020.

Mr. Alan Campbell
May 7, 2021

In response to the Staff’s comment, we respectfully note that since April 1, 2021, the Company has met the requirements for use of Form S-3.  Accordingly, in Amendment No. 1, the Company has elected to furnish the information about the registrant required by Part B of Form S-4 by incorporating such required information by reference to its reports filed under the Securities Exchange Act of 1934, as amended. Specifically, the Company incorporated its executive compensation information for the fiscal year ended December 31, 2020 by reference to its annual report on Form 10-K for the year ended December 31, 2020, filed with the Commission on March 22, 2021.

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We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (704) 343-2185 or by email at dwolpa@mcguirewoods.com.

Sincerely,

/s/ David S. Wolpa

David S. Wolpa

cc:	Christopher Zosh, Senior Vice President of Finance (Cleveland BioLabs, Inc.)